Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD Inc. Announces Debenture Financing

     TORONTO, March 3 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) ("PreMD" or the "Company") today announced that it has completed an agreement with Midsummer Investment, Ltd. with respect to an offering of unsecured debentures (the "Debentures"). Several additional existing institutional, qualified investors and insiders have also agreed to participate. Under the terms of the agreement, PreMD will issue up to CDN
$1.22 million of the Debentures.
     The Debentures mature 18 months after the date of issuance at an amount equal to CDN$1,176 per CDN$1,000 principal amount. The Company has agreed to certain pre-payable forced redemptions at the option of the holders or the
Company. The proceeds from the private placement are to be used for general corporate purposes.
     The Company will also issue approximately five million common share purchase warrants (the "Warrants"), each Warrant being exercisable for a period of five years into one common share at $0.2759, a price equal to 100%
of the 5-day volume-weighted average price of the common shares on the Toronto
Stock Exchange.
     The sale of the Debentures and Warrants is expected to close on or before
March 12, 2008 subject to the satisfaction of certain closing conditions and any necessary regulatory approvals from the American Stock Exchange and the
Toronto Stock Exchange.
     The common shares issuable upon exercise of the Warrants will be subject to a Canadian statutory hold period of four months and a day after the closing date. In addition, neither the Debentures nor the Warrants have been registered with the United States Securities and Exchange Commission (the
"SEC") or the securities commission of any state in reliance upon one or more exemptions from the securities registration requirements pursuant to the
Securities Act of 1933, as amended (the "US Securities Act"), and, accordingly, may not be offered or sold except pursuant to an effective registration statement under the US Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in accordance with applicable state securities laws. PreMD has agreed to prepare and use its commercially reasonable best efforts to file a registration statement (the "Registration
Statement") with the SEC on or before the date which is 180 days after the closing date of the transaction. Further, PreMD has also agreed to use its commercially reasonable best efforts to cause the Registration Statement to be declared effective under the US Securities Act as promptly as possible after the filing of the Registration Statement, and shall use its commercially reasonable best efforts to keep the Registration Statement continuously effective under the US Securities Act until all Registrable Securities have been sold or may be sold without volume restrictions pursuant to Rule 144(k).

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The
Company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     (x) Trademark

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Ron Hosking, Vice-President Finance and CFO,
Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com; Michelle Rabba,
Manager, Corporate Communications, Tel: (416) 222-3449 ext 25, Email:
mrabba(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 09:00e 03-MAR-08